Exhibit 99.1


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                    Elscint Limited Announces Share Exchange


Tel Aviv, Israel - November 4, 2004 - Elscint Limited (NYSE: "ELT") (the "Company") today announced that following its board of directors approval published by the Company on December 1, 2003 to repurchase ordinary shares of the Company in an aggregate amount of up to $3 million, it had transferred 357,953 ordinary shares of Elbit Medical Imaging Ltd. held by the Company and purchased 576,923 ordinary shares of the Company held by Leumi - Pia Trust management Company Ltd.

The above exchange transaction cancels the previous resolution of the Company pertaining to a share repurchase program published by the Company on December 1, 2003.

As of today The Company hasn't repurchased any shares according to the Share Repurchase Program mentioned above.


Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the "Arena" commercial and entertainment center at Herzlia Marina in Israel. More information regarding the Company is available at: http://www.elscint.net

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

For Further Information:

Company Contact                          Investor Contact
Marc Lavine, Adv.                        Rachel Levine
Elscint Limited                          The Anne McBride Company
+ 972-3-608-6001                         + 212-983-1702 x207
mlavine@elscint.net                      rlevine@annemcbride.com
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